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Exhibit 3.5

                  Resolution Adopted by the Board of Directors
                       Northwestern Steel & Wire Company

     RESOLVED, Section 3 of Article II of the Corporation's By-Laws is hereby amended and restated in its entirety as follows:

        "Section 3. Place of Meeting. The place of any annual or special meeting of shareholders shall be the principal place of business of the Corporation in the State of Illinois or such other place as the board of directors may from time to time designate and state in the notice of the meeting."